                                  FORM 18-K/A
           For Foreign Governments and Political Subdivisions Thereof

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                              AMENDMENT NO. 5 TO
                                 ANNUAL REPORT
                                       of
                               PROVINCE OF ONTARIO
                                    (Canada)
                              (Name of Registrant)

                Date of end of last fiscal year: March 31, 2005

                             SECURITIES REGISTERED*
                      (As of the close of the fiscal year)

Title of Issue           Amounts as to which                 Names of exchanges
                         registration is effective           on which registered

N/A                      N/A                                  N/A

         Name and address of persons authorized to receive notices and communications from the Securities and Exchange Commission:

                                  Vikas Sharma
                                   Counsellor
                                Canadian Embassy
                          501 Pennsylvania Avenue N.W.
                             Washington, D.C. 20001

                                   Copies to:
                             Christopher J. Cummings
                           Shearman & Sterling LLP
                       Commerce Court West, 199 Bay Street
                            Suite 4405, P.O. Box 247
                        Toronto, Ontario, Canada M5L IE8

* The Registrant is filing this annual report on a voluntary basis.

                               PROVINCE OF ONTARIO

     The undersigned registrant hereby amends its Annual Report on Form 18-K for the fiscal year ended March 31, 2005 (the "Annual Report") as follows:

     The following additional exhibit is added to the Annual Report:

     Exhibit (i)     2006-07 First Quarter Ontario Finances

                                SIGNATURE

     Pursuant to the  requirements  of the Securities  Exchange Act of 1934, the registrant  has duly caused this  amendment to the annual report to be signed on its behalf by the undersigned, thereunto duly authorized, at Toronto, Ontario.

                                    PROVINCE OF ONTARIO
                                    (Name of registrant)

July 31, 2006                        By:    /s/ Irene Stich
                                        Name:   Irene Stich
                                        Title:  Director, Capital Markets Operations
                                                Capital Markets Division
                                                Ontario Financing Authority

                              Exhibit Index

Exhibit (i):     2006-07 First Quarter Ontario Finances

                                                                     EXHIBIT (i)

                                                                     2006-07 First Quarter Ontario Finances

[ONTARIO LOGO]

ONTARIO FINANCES
2006-07 FIRST QUARTER                        QUARTERLY UPDATE - JUNE 30, 2006                          MINISTRY OF FINANCE
---------------------------------------------------------------------------------------------------------------------------

---------------------------------------------------------------------------------------------------------------------------
FISCAL SUMMARY                                                                                   2006-07
                                                                       ----------------------------------------------------
($ Millions)                                                   Interim           Budget          Current*           In-Year
                                                               2005-06            Plan           Outlook             Change
---------------------------------------------------------------------------------------------------------------------------
Revenue                                                         83,939           85,730           86,550               820
Expense
   Programs                                                     76,218           77,651           78,221               570
   Interest on Debt                                              9,090            9,429            9,278             (151)
                                                      ---------------------------------------------------------------------
Total Expense                                                   85,308           87,080           87,499               419
                                                      ---------------------------------------------------------------------
Surplus/(Deficit) Before Reserve                               (1,369)          (1,350)            (949)               401
Reserve                                                              -            1,000            1,000                 -
                                                      ---------------------------------------------------------------------
SURPLUS/(DEFICIT)                                              (1,369)          (2,350)          (1,949)               401
---------------------------------------------------------------------------------------------------------------------------
*   First-quarter fiscal forecast as at June 30, 2006.

2006-07 FISCAL OUTLOOK

[Bar chart showing that the Province is consistently exceeding fiscal targets.]

First-quarter  results  indicate  that the  government is on track to exceed its fiscal  targets in 2006-07.  The fiscal outlook for 2006-07 has improved by $401 million  from the  forecast in the 2006 Budget.  The  improvement  is mainly the result of stronger  Corporations Tax revenues and lower interest on debt expense than  projected at the time of the 2006  Budget.  The deficit is now forecast at
$1.9 billion in 2006-07,  $0.9 billion if the reserve is not required by the end of the fiscal year.

The  government is committed to ongoing  fiscal  discipline  and prudent  fiscal management. The Province's medium-term fiscal plan, outlined in the 2006 Budget, projected  a balanced  budget no later  than  2008-09.  Based on current  fiscal conditions, the government is on track to fulfill this commitment.

By applying a  responsible  and  disciplined  approach to fiscal  planning,  the government  has  exceeded  its fiscal  targets  while  investing in key priority areas.  The  Province's  fiscal plan has been put on a sound  footing  while the government  has made  historic  and  long-term  investments  in  infrastructure, postsecondary  education  and  training,  education,  health,  and  programs for
Ontario's  vulnerable  persons and at-risk youth.  The 2006-07  outlook  remains prudent  due to risks to the  economic  outlook  including  higher  oil  prices, further  appreciation  of the Canadian  dollar and further easing in the pace of
U.S. economic growth.

These  improvements  to the  Province's  fiscal  position  mean  that  Ontario's debt-to-GDP  ratio (where debt is defined as accumulated  deficit)  continues to decline,  from over 25 per cent in  2003-04 to about 20 per cent this year - the lowest it has been in 15 years.

-------------------------------------------------------------------------------------------------------------------
For further information contact                                        Ce rapport est disponible en français
Communications and Corporate Affairs Branch                            Pour plus de rensiegnements contactez
(416) 325-0333                                                           Direction des communications et des
Frost Building North, Queen's Park                                   affaires ministérielles, (416) 325-0333
Toronto M7A 1Z1                                            Édifice Frost Nord, Queen's Park, Toronto M7A 1Z1

This document is available on the Internet at: http://www.fin.gov.on.ca/english/finances/2006/index.htm

ONTARIO FINANCES                                                                                       RECENT DEVELOPMENTS
------------------------------------------------------- -------------------------------------------------------------------

TERANET INCOME FUND INITIAL PUBLIC OFFERING (IPO)

On June 16, 2006 the government announced that it would receive proceeds of more than $500  million in relation to the  completion  of the IPO of Teranet  Income
Fund. The Province  agreed to contribute $54 million of its proceeds  towards an overall $116 million  investment by Teranet for important  service  improvements and system enhancements to Ontario's electronic land registration system.

The initial  revenue and expense  pertaining to the  transaction  of the Teranet
Income  Fund IPO has been  reflected  in the first  quarter  fiscal  outlook for
2006-07.  While the final amount of revenue  expected from the transaction  will ultimately depend on the value of the fund's units when they are sold later this fiscal year,  proceeds are  currently  estimated  at $570  million.  This amount includes  $410  million in cash  received  from the IPO on June 16,  2006 and an estimated  deferred payment of a further $160 million which is based on the June
16th $10 IPO  unit  price  for 16  million  income  fund  units.  The cash to be received by the  Province in a deferred  payment will depend on the market price of income fund units at the time the Province's designees sell their income fund units and pay the Province the deferred payment. As such, the $160 million could increase or decrease.

It is  proposed  that the  Contingency  Fund  under the  Ministry  of Finance be increased by $516 million as the government  determines  priority areas in which to invest the proceeds.
---------------------------------------------------------------------------------------------------------------------------

CANADA-ONTARIO AGREEMENT (COA)

The 2006 Budget outlined the revenue and expense impacts of the COA that are key elements of the  Province's  medium-term  fiscal plan. The Budget also indicated
that Ontario  would work with the federal  government  to finalize the timing of the remaining  funding under this Agreement.  The Province  continues to rely on the federal government's  commitment to the COA and continues to work with it to ensure that all elements of the COA are honoured.

2006 FEDERAL BUDGET TRUSTS

The May 2006  federal  budget  proposed  federal  transfers of $1.1 billion over three years to Ontario.  These  transfers are to be paid into third party trusts contingent on a federal surplus for 2005-06 being greater than $5.6 billion. The
Province will review its revenue outlook with respect to federal  transfers when the  2005-06  Public  Accounts  of Canada  are  released  later this year by the federal government.

CONSOLIDATING HOSPITALS, SCHOOL BOARDS AND COLLEGES INTO THE PROVINCE'S FINANCES

In the 2006 Budget,  the  government  implemented a major change in the way that the finances of the Province are reported to the public. For the first time, the
Province's financial reporting included the financial results of three important public-sector  partners - hospitals,  school boards and colleges of applied arts and  technology.  These sectors receive most of their funding from the taxpayers of Ontario.  The outlooks  provided in this  quarterly  update also reflect this change for fiscal years after 2004-05.

CHANGE IN PRESENTATION

Along with  including  the  financial  results of  hospitals,  school boards and colleges in the  Province's  fiscal  outlook,  the 2006 Budget  presentation  of expense  changed  to provide  details  on a total  expense  basis,  rather  than
differentiating   between   operating  and  capital  expense.   This  change  in
presentation is consistent with Public Sector Accounting Board  principles,  and is also reflected in this quarterly update.

ONTARIO FINANCES
---------------------------------------------------------------------------------------------------------------------------

REVENUE AT $86.6 BILLION

The 2006-07 revenue  outlook,  at $86,550  million,  is up $820 million from the forecast in the 2006 Budget. Changes in the first quarter are:

•  The Sales and Rentals  revenue  forecast  has  increased by $570 million reflecting the expected gross amount of the Province's share of proceeds related to the Teranet Income Fund initial public  offering (IPO)  announced on June 16,
2006.

•  The  Corporations Tax revenue forecast has increased by $250 million due to higher-than-anticipated payments related to 2005 tax return filing.

TOTAL EXPENSE AT $87.5 BILLION

The 2006-07 total expense outlook,  at $87,499 million, is up a net $419 million from the forecast in the 2006 Budget,  mainly due to an increase of $570 million in program  expense  related to future  investments  to be financed  through the proceeds from the Teranet Income Fund initial public offering  (IPO),  partially offset by $151 million in interest on debt  savings.  Ministry  program  expense changes this quarter, and the corresponding offsets, include:

•  Ministry of Economic  Development  and Trade:  An  additional $2 million fully  offset  from  the  Contingency  Fund to help  Caledonia  and  surrounding businesses  recover from the setbacks  suffered as a result of the land dispute, as part of the  government's  broader strategy to provide support and assistance to the residents and businesses of Caledonia.

•  Ministry  of  Education - School  Boards:  An increase of $37 million in school  boards' net  expense to reflect  announced  enhancements  to the 2006-07
Grants for Student Needs, fully offset from the Contingency Fund.

•  Ministry   of   Energy:    An   additional   $10   million   for   the
powerWISE® advertising  campaign,  which promotes energy  conservation,  and an additional $3 million for a Smart Meter communication  program,  which will help explain how smart meters can provide  benefits to  consumers,  both fully offset from the Contingency Fund.

•  Ministry of Finance:  An  additional  $107  million for the Ontario Home
Electricity  Relief program that will provide one-time  assistance to low-income
Ontarians  to  help  with  rising  electricity  costs,  fully  offset  from  the
Contingency Fund.

• Ministry of Finance - Contingency Fund: A net increase of $336 million in the Contingency  Fund,  mainly due to an increase of $516 million to account for priority  projects to be funded by the proceeds from the Teranet Income Fund IPO in  2006-07,  and  partially  offset  by a  decrease  of $180  million  that was allocated to fund ministries' expense changes as outlined.

•  Ministry of Government  Services:  An additional $54 million for Teranet service  improvements  and system  enhancements  to  Ontario's  electronic  land registration  system,  offset from proceeds from the Teranet Income Fund IPO. An additional  $15  million  for  migration  of routine  transactional  services to
ServiceOntario and the enhancement of other service channels, and $6 million for the continuation of the supply chain  management  savings  strategy,  both fully offset from the Contingency Fund.

Interest on debt expense for the year is forecast to be $151 million  lower,  as debt was issued in favourable terms at interest rates lower than those projected at the time of the 2006 Budget.

RESERVE AT $1.0 BILLION

The current fiscal outlook  maintains a $1.0 billion reserve to help achieve the government's  overall fiscal  objectives and to protect  against  unexpected and adverse changes in the economic and fiscal outlook.
---------------------------------------------------------------------------------------------------------------------------

ONTARIO FINANCES
---------------------------------------------------------------------------------------------------------------------------

---------------------------------------------------------------------------------------------------------------------------
STATEMENT OF FINANCIAL TRANSACTIONS                                                                                Current*
                                                                                        Actual       Interim        Outlook
($ Millions)                                                2002-03       2003-04      2004-05       2005-06        2006-07
---------------------------------------------------------------------------------------------------------------------------
Revenue                                                      68,891        68,400       77,841        83,939        86,550
Expense
    Programs                                                 59,080        64,279       70,028        76,218        78,221
    Interest on Debt                                          9,694         9,604        9,368         9,090         9,278
                                                     ----------------------------------------------------------------------
Total Expense                                                68,774        73,883       79,396        85,308        87,499
                                                     ----------------------------------------------------------------------
Surplus / (Deficit) Before Reserve                              117       (5,483)      (1,555)       (1,369)         (949)
Reserve                                                           -             -            -             -         1,000
                                                     ----------------------------------------------------------------------
Surplus / (Deficit)                                             117       (5,483)      (1,555)       (1,369)       (1,949)
---------------------------------------------------------------------------------------------------------------------------
Net Debt+                                                   132,647       138,557      140,662       142,961       146,362
Accumulated Deficit+                                        118,705       124,188      125,743       113,053       115,002
---------------------------------------------------------------------------------------------------------------------------
Note: Starting in 2005-06, the Province's financial reporting has been expanded to include hospitals, school boards and colleges using one-line consolidation.  Total expense prior to 2005-06 has not been restated to reflect expanded reporting.
*  First-quarter fiscal forecast as at June 30, 2006.
+  Net debt is calculated as the difference between liabilities and financial assets.  The annual change in Net Debt is equal to the Surplus/Deficit of the Province plus the change in tangible capital assets and the change in net assets of hospitals, school boards and colleges.  Accumulated Deficit is calculated as the difference between liabilities and total assets including tangible capital assets and net assets of hospitals, school boards and colleges.  The annual change in the Accumulated Deficit is equal to the Surplus/Deficit. For fiscal 2005-06, the change in the Accumulated
   Deficit includes the opening combined net assets of hospitals, school boards, and colleges that were recognized upon consolidation of these Broader Public Service (BPS) entities.

---------------------------------------------------------------------------------------------------------------------------
SELECTED ECONOMIC AND FISCAL STATISTICS
---------------------------------------------------------------------------------------------------------------------------
                                                                                                                   Current*
                                                                                            Actual     Interim      Outlook
                                                                  2002-03     2003-04      2004-05     2005-06      2006-07
---------------------------------------------------------------------------------------------------------------------------
Gross Domestic Product (GDP) at Market Prices** ($ Millions)       477,528     491,859     517,306     538,386     562,613
Ontario Population (000s) - July 1                                  12,102      12,260      12,407      12,541      12,696

Ontario Revenue as a per cent of GDP                                  14.4        13.9        15.0        15.6        15.4
Ontario Revenue Growth (%)                                             3.5       (0.7)        13.8         7.8         3.1

Ontario Total Expense as a per cent of GDP                            14.4        15.0        15.3        15.8        15.6
Ontario Total Expense Growth (%)                                       4.0         7.4         7.5         7.4         2.6

Ontario Total Program Expense as a per cent of GDP                    12.4        13.1        13.5        14.2        13.9
Ontario Total Program Expense Growth (%)                               5.8         8.8         8.9         8.8         2.6

Ontario Interest on Debt as a per cent of Revenue                     14.1        14.0        12.0        10.8        10.7
Ontario Interest on Debt as a per cent of Total Expense               14.1        13.0        11.8        10.7        10.6
Ontario Interest on Debt as a per cent of GDP                          2.0         2.0         1.8         1.7         1.6

Ontario Surplus / (Deficit) as a per cent of GDP                       0.0       (1.1)       (0.3)       (0.3)       (0.3)

Net Debt per capita ($)                                             10,961      11,302      11,337      11,399      11,528
Net Debt as a per cent of GDP                                         27.8        28.2        27.2        26.6        26.0

Accumulated Deficit per capita ($)                                   9,809      10,130      10,135       9,015       9,058
Accumulated Deficit as a per cent of GDP                              24.9        25.2        24.3        21.0        20.4
---------------------------------------------------------------------------------------------------------------------------
*  First-quarter fiscal forecast as at June 30, 2006.
** Reflects Statistics Canada's revisions to the National Income and Expenditure Accounts, and the Ontario Economic
   Accounts.
Sources:  Ontario Ministry of Finance and Statistics Canada.

ONTARIO FINANCES                                                                                      ECONOMIC PERFORMANCE
---------------------------------------------------------------------------------------------------------------------------

ONTARIO ECONOMIC OUTLOOK

Moderate  economic  growth is expected in 2006,  with real GDP rising by 2.3 per cent,  after an  increase  of 2.8 per cent in 2005.  The slower rate of economic growth  reflects the  appreciation of the Canadian  dollar,  continuing high oil prices,  higher  interest  rates and an easing in the pace of growth in the U.S.
economy.

The average private-sector  forecast for Ontario economic growth is 2.5 per cent in 2006, down slightly from 2.6 per cent at the time of the Budget.

[Bar chart showing 2006 budget and average private-sector forecast.]

---------------------------------------------------------------------------------------------------------------------------

ONTARIO REAL GROSS DOMESTIC PRODUCT (GDP) GROWTH CONTINUES

•  Ontario's real GDP grew by 0.4 per cent in the first calendar quarter of
2006. Growth was led by strong residential and business construction  investment spending.

SOLID JOB CREATION IN 2006

•  Over the first six  months of 2006,  Ontario  has  gained  111,000  jobs compared to the same period last year, a 1.8 per cent increase. In June, Ontario gained 1,400 net new jobs, following strong increases in March (+31,200),  April
(+23,800) and May (+34,000).  In June, the  unemployment  rate was 5.9 per cent, the lowest level in five years.

• In 2005, Ontario added 81,200 net new jobs for a gain of 1.3%.  Full-time employment  dominated job gains in 2005 with 71,000 net new jobs (+1.4%),  while part-time employment increased by 10,200 (+0.9%). The unemployment rate averaged
6.6% in 2005, the lowest annual level since 2001.

RETAIL SALES GROWING

•  Over the first five months of 2006,  Ontario  retail  sales were 4.8 per cent ahead of the same period in 2005.

INFLATION REMAINS MODERATE

• The Ontario annual CPI inflation rate was 2.4 per cent  (year-to-year) in
June, down from 2.8 per cent in May. In 2005, the Ontario CPI Inflation rate was
2.2 per cent, up from 1.9 per cent in 2004.

ACTIVITY IN HOUSING MARKET MODERATES

•  Over the first six months of 2006,  Ontario  housing starts were 4.9 per cent lower than during the same period last year.

•  Over the first five months of this year,  Ontario  home resales were 2.9 per cent higher than  during the same  period in 2005.  The average  price for a resale home was 6.9 per cent higher in May compared to a year ago.

MANUFACTURING SHIPMENTS WEAKER / INTERNATIONAL EXPORTS IMPROVE IN 2006

• Over the first five months of 2006, Ontario manufacturing  shipments were
2.8 per cent lower than the same period in 2005.

• So far this year, Ontario international exports were up 1.0 per cent from the  first  five  months  of last  year,  while  imports  were up 1.5 per  cent.
---------------------------------------------------------------------------------------------------------------------------

ONTARIO FINANCES
---------------------------------------------------------------------------------------------------------------------------
                                                 KEY ECONOMIC INDICATORS
                            (Per Cent Change from previous period, unless indicated otherwise)
---------------------------------------------------------------------------------------------------------------------------
                                                         Annual   Annual                     Quarterly
                                                       --------------------------------------------------------------------
                                                          2004     2005      05:1     05:2      05:3     05:4      06:1
                                                       --------------------------------------------------------------------
Output (Seasonally Adjusted at Annual Rates)
    Real GDP                                Ontario       3.1       2.8      1.6       1.8      1.8       1.2      1.7
    Nominal GDP                             Ontario       5.2       4.1      1.3       2.5      5.2       1.1      2.3

---------------------------------------------------------------------------------------------------------------------------
                                                         Annual   Annual                    Monthly 2006
                                                       --------------------------------------------------------------------
                                                          2004     2005      Feb       Mar      Apr       May      Jun
                                                       --------------------------------------------------------------------
Other Indicators (Seasonally Adjusted)
Labour Markets
    Labour Force (Change in 000s)                          99       74       (39)      27        29       14        5
    Employment (Change in 000s)                           103       81       (17)      31        24       34        1
    Unemployment Rate (%)                                 6.8       6.6      6.2       6.1      6.2       5.9      5.9
Household Sector
    Retail Sales                                          3.2       4.7     (2.3)      3.1      1.3      (1.9)     N/A
    Housing Starts (000s)*                                85.1     78.8      80.0     76.3      71.7     78.1      80.1
    MLS Home Resales**                                    7.0      (0.2)     7.0       8.2     (6.6)      2.2      N/A
Manufacturing Shipments                                   7.1       0.7     (1.2)      0.0      0.2      (1.6)     N/A
    Transportation Equipment                              5.2      (2.7)     1.3      (4.4)     0.8      (3.3)     N/A
Consumer Price Index**                                    1.9       2.2      2.0       2.3      2.3       2.8      2.4
---------------------------------------------------------------------------------------------------------------------------
Sources: Statistics Canada, Ontario Ministry of Finance, Canada Mortgage and Housing Corporation, Canadian Real Estate
         Association and Ward's Automotive.
---------------------------------------------------------------------------------------------------------------------------
*   Monthly housing starts are expressed at a seasonally adjusted annual rate.
**  Per cent change from a year earlier.
N/A = Data not available.

                                                           ONTARIO FINANCES
                                                           FINANCIAL TABLES

REVENUE
---------------------------------------------------------------------------------------------------------------------------
($ Millions)                                                                                         2006-07
                                                                                 ------------------------------------------
                                                                         Interim        Budget       Current*       In-Year
                                                                         2005-06         Plan        Outlook         Change
---------------------------------------------------------------------------------------------------------------------------
Taxation Revenue
Personal Income Tax                                                       21,028        21,671        21,671             -
Retail Sales Tax                                                          15,523        16,165        16,165             -
Corporations Tax                                                           9,729         9,845        10,095           250
Employer Health Tax                                                        4,205         4,314         4,314             -
Ontario Health Premium                                                     2,427         2,551         2,551             -
Gasoline Tax                                                               2,288         2,303         2,303             -
Fuel Tax                                                                     737           742           742             -
Tobacco Tax                                                                1,408         1,485         1,485             -
Land Transfer Tax                                                          1,141         1,125         1,125             -
Electricity Payments-In-Lieu of Taxes                                        940           790           790             -
Other Taxes                                                                  314           283           283             -
                                                                   --------------------------------------------------------
                                                                          59,740        61,274        61,524           250
---------------------------------------------------------------------------------------------------------------------------
Government of Canada
Canada Health Transfer (CHT)                                               7,139         7,619         7,619             -
Canada Social Transfer (CST)                                               3,318         3,420         3,420             -
CHST Supplements                                                             584             -             -             -
Social Housing                                                               531           530           530             -
Infrastructure Programs                                                      289           359           359             -
Wait Times Reduction Fund                                                    243           467           467             -
Medical Equipment Funds                                                      194             -             -             -
Other Government of Canada                                                   922         1,187         1,187             -
                                                                   --------------------------------------------------------
                                                                          13,220        13,582        13,582             -
---------------------------------------------------------------------------------------------------------------------------
Income from Investment in Government Business Enterprises
Ontario Lottery and Gaming Corporation                                     1,953         1,743         1,743             -
Liquor Control Board of Ontario                                            1,182         1,254         1,254             -
Ontario Power Generation Inc. and Hydro One Inc.                           1,090           919           919             -
Other Government Enterprises                                                (15)             4             4             -
                                                                   --------------------------------------------------------
                                                                           4,210         3,920         3,920             -
---------------------------------------------------------------------------------------------------------------------------
Other Non-Tax Revenue
Reimbursements                                                             1,301         1,358         1,358             -
Electricity Debt Retirement Charge                                         1,018         1,027         1,027             -
Vehicle and Driver Registration Fees                                       1,010         1,021         1,021             -
Power Sales                                                                  961           988           988             -
Other Fees and Licences                                                      534           556           556             -
Liquor Licence Revenue                                                       495           453           453             -
Net Reduction of Power Purchase Contract Liability                           396           412           412             -
Sales and Rentals                                                            336           396           966           570
Royalties                                                                    175           243           243             -
Miscellaneous Other Non-Tax Revenue                                          543           500           500             -
                                                                   --------------------------------------------------------
                                                                           6,769         6,954         7,524           570
---------------------------------------------------------------------------------------------------------------------------
TOTAL REVENUE                                                             83,939        85,730        86,550           820
---------------------------------------------------------------------------------------------------------------------------
*  First-quarter fiscal forecast as at June 30, 2006.

TOTAL EXPENSE
---------------------------------------------------------------------------------------------------------------------------
($ Millions)                                                                                         2006-07
                                                                                 ------------------------------------------
                                                                         Interim        Budget       Current*       In-Year
Ministry                                                                 2005-06         Plan        Outlook         Change
---------------------------------------------------------------------------------------------------------------------------
Agriculture, Food and Rural Affairs                                           863          880            880             -
   One-Time and Extraordinary Assistance                                      277           16             16             -
Attorney General                                                            1,291        1,301          1,301             -
Board of Internal Economy                                                     163          169            169             -
Children and Youth Services                                                 3,346        3,264          3,264             -
Citizenship and Immigration                                                    94           91             91             -
Community and Social Services                                               6,745        7,045          7,045             -
Community Safety and Correctional Services                                  1,806        1,887          1,887             -
Culture                                                                       454          366            366             -
Democratic Renewal Secretariat                                                  3           10             10             -
Economic Development and Trade                                                230          351            353             2
Education                                                                     467          438            438             -
   School Boards+                                                          10,758       11,182         11,219            37
   Teachers' Pension Plan (TPP)                                               295          408            408             -
Energy                                                                        207          229            242            13
Environment                                                                   302          302            302             -
   Time-Limited Environmental Expense                                          25            -              -             -
Executive Offices                                                              19           19             19             -
Finance - Own Account                                                       1,226        1,060          1,167           107
   Interest on Debt                                                         9,090        9,429          9,278         (151)
   Community Reinvestment Fund / Ontario Municipal Partnership Fund           708          731            731             -
   Community Reinvestment Fund One-Time Transition Funding                      -            -              -             -
   Electricity Consumer Price Protection Fund                                   -            -              -             -
   Power Purchases                                                            961          988            988             -
   Contingency Fund                                                            50          995          1,331           336
Government Services                                                           752          736            811            75
   Pension and Other Employee Future Benefits                                 736          594            594             -
Health and Long-Term Care                                                  19,157       20,328         20,328             -
   Hospitals+                                                              14,061       14,713         14,713             -
Health Promotion                                                              258          363            363             -
Intergovernmental Affairs                                                      10            9              9             -
Labour                                                                        146          150            150             -
Municipal Affairs and Housing                                                 904          693            693             -
Natural Resources                                                             635          682            682             -
Northern Development and Mines                                                357          347            347             -
Office of Francophone Affairs                                                   4            4              4             -
Public Infrastructure Renewal                                                  49          114            114             -
   Contingency Fund                                                             -          175            175             -
Research and Innovation                                                       372          345            345             -
Secretariat for Aboriginal Affairs                                             49           21             21             -
Tourism                                                                       261          161            161             -
Training, Colleges and Universities                                         3,479        3,876          3,876             -
   Colleges+                                                                1,258        1,359          1,359             -
Transportation                                                              2,208        1,943          1,943             -
   Move Ontario                                                             1,232            6              6             -
Year-End Savings                                                                -        (700)          (700)             -
----------------------------------------------------------------------------------------------------------------------------
TOTAL EXPENSE                                                              85,308       87,080         87,499           419
----------------------------------------------------------------------------------------------------------------------------
*  First-quarter fiscal forecast as at June 30, 2006.
+  Starting in 2005-06 the Province's financial reporting has been expanded to include hospitals, school boards and colleges using one-line consolidation. As a result, these amounts reflect the net expense of these sectors.

2006-07 INFRASTRUCTURE EXPENDITURES
---------------------------------------------------------------------------------------------------------------------------
($ Millions)                                                                               2006-07*
                                                               ------------------ --------------------- -------------------
                                                   Total                                  Transfers
                                               Infrastructure         Investment          and Other                Total
                                                Expenditures          in Capital       Expenditures in       Infrastructure
                                              2005-06 Interim           Assets        Infrastructure**         Expenditures
----------------------------------------- -------------------- ------------------ --------------------- -------------------
----------------------------------------- -------------------- ------------------ --------------------- -------------------
Transportation
   Transit                                              1,649                546                   397                 943
   Highways                                             1,253              1,295                   116               1,411
   Other Transportation                                   494                  2                    60                  62
Health
   Hospitals                                              274                305                     -                 305
   Other Health                                           180                 32                   172                 204
Education
   School Boards                                        1,031                  -                 1,110               1,110
   Colleges                                                44                 13                     -                  13
   Universities                                            86                  -                    27                  27
Water/Environment                                         337                 10                   226                 236
Municipal and Local Infrastructure+                       496                  2                   381                 383
Justice                                                    96                 64                    53                 117
Other                                                     497                275                   232                 507
----------------------------------------- -------------------- ------------------ --------------------- -------------------
TOTAL++                                                 6,437              2,544                 2,774               5,318
----------------------------------------- -------------------- ------------------ --------------------- -------------------
*   First-quarter fiscal forecast as at June 30, 2006, which is unchanged from the 2006 Budget.
**  Mainly consists of transfers for capital purposes to municipalities and universities, expenditures for servicing capital-related debt of schools, and expenditures for the repair and rehabilitation of schools. These expenditures are included in the Province's Total Expenses in the Total Expense Table.
+   Municipal and local water and wastewater infrastructure investments are included in the Water/Environment sector.
++  Total expenditures include $36 million in flow-throughs in Investment in Capital Assets (for provincial highways) and
    $208 million in flow-throughs in Transfers and Other Expenditures in Infrastructure ($31 million in Transportation,
    $26 million in Water/Environment, $150 million in Municipal and Local Infrastructure, and $1 million in Other
    Infrastructure).

ONTARIO'S 2006-07 FINANCING PROGRAM
---------------------------------------------------------------------------------------------------------------------------

CONSOLIDATED PROVINCE AND ONTARIO ELECTRICITY FINANCIAL CORPORATION
($ Millions)
---------------------------------------------------------------------------------------------------------------------------
($ Millions)                                                                                         2006-07
                                                                                 ------------------------------------------
                                                                       Interim          Budget       Current*       In-Year
                                                                       2005-06           Plan        Outlook         Change
---------------------------------------------------------------------------------------------------------------------------
Deficit/(Surplus)                                                        1,369          2,350         1,949          (401)
Adjustments for:
   Non-Cash Items Included in Deficit                                    3,904          1,058         1,058              -
   Amortization of Major Tangible Capital Assets                       (2,092)        (2,228)       (2,228)              -
Investment in Capital Assets                                             2,100          2,544         2,544              -
Debt Maturities                                                         19,805         15,140        15,040          (100)
Debt Redemptions                                                         1,134            700           900            200
Canada Pension Plan Borrowing                                            (996)          (351)         (351)              -
Increase/(Decrease) in Cash and Cash Equivalents                       (1,485)              -             -              -
Decrease/(Increase) in Short-Term Borrowing                            (1,771)          1,371         1,371              -
Other Uses/(Sources) of Cash                                             1,879            247           224           (23)
---------------------------------------------------------------------------------------------------------------------------
Total Long-Term Public Borrowing Requirement                            23,847         20,831        20,507          (324)
---------------------------------------------------------------------------------------------------------------------------
*   First-quarter fiscal forecast as at June 30, 2006.

---------------------------------------------------------------------------------------------------------------------------
BORROWING PROGRAM STATUS (AS AT JUNE 30, 2006)
($ Billions)
---------------------------------------------------------------------------------------------------------------------------
                                                                Completed            Remaining              Total
                                                          -----------------------------------------------------------------
Province                                                           4.8                 12.2                  17.0
Ontario Electricity Financial Corporation                          0.6                  2.9                   3.5
---------------------------------------------------------------------------------------------------------------------------
TOTAL                                                              5.4                 15.1                  20.5
---------------------------------------------------------------------------------------------------------------------------
Numbers may not add due to rounding.

•  Long-Term  Public  Borrowing  undertaken  as at June 30, 2006,  was $5.4 billion as follows:

----------------------------------- ------------------
                                      ($ Billions)
----------------------------------- ------------------
Ontario Savings Bonds                      1.4
Domestic Issues                            2.8
Global/US Dollar Issues                    1.1
Euro Medium Term Notes                     0.1
                                    ------------------
                                           5.4
----------------------------------- ------------------

•  The $100 million decline in Debt Maturities is mainly due to debt issues with callable or extendible features that were shifted into future years.

•  The $200 million increase in Debt Redemptions is a result of higher than forecast redemptions of Ontario Savings Bonds(OSBs) in June.